Exhibit 12.1

RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Our historical ratios of earnings to fixed charges and preferred stock dividends for the periods indicated are set forth in the table below.

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2018	2017	2017	2016	2015	2014	2013
Ratio of Earnings to Fixed Charges
Including interest on deposits	11.45	24.76	19.99	21.70	22.93	18.39	11.03
Excluding interest on deposits	24.77	45.86	39.91	37.51	41.70	32.25	19.45
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
Including interest on deposits	11.45	24.76	19.99	21.03	22.24	18.02	10.97
Excluding interest on deposits	24.77	45.86	39.91	35.47	39.37	31.07	19.26